

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Rheo A. Brouillard
President and Chief Executive Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, CT 06226

> **Re:** **SI Financial Group, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-169302**

Dear Mr. Brouillard:

We have reviewed your registration statement and your response letter dated October 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 Form S-1 filed October 25, 2010
Risk Factors

1.   Please revise your second Risk Factor on page 17 in order to update the figures related to your nonperforming loans and classified assets to show the information at September 30, 2010.

2.   Please update the Risk Factor that begins "Strong competition within our market area…" to include the information you disclose on page 43 related to your market share as of June 30, 2010 rather than June 30, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney-Advisor

cc: (by facsimile only)
        Scott Brown
        Kilpatrick Stockton LLP
        (202) 204-5632